INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

September 3, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:
Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the SilverPepper Commodity Strategies Global Macro Fund and the SilverPepper Merger Arbitrage Fund (collectively, the “Funds”)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 4, 2013, regarding Post-Effective Amendment No. 348 to the Registrant’s Form N-1A registration statement with respect to the SilverPepper Commodity Strategies Global Macro Fund (the “Global Macro Fund”) and the SilverPepper Merger Arbitrage Fund (the “Merger Arbitrage Fund”), each a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 399 to Funds’ Form N-1A registration statement (the “Amendment”) filed on September 3, 2013.

PROSPECTUS

Investment Objectives: (applies to both Funds)

1.	Shorten or streamline the investment objective disclosure, it is too long.

Response:  The Registrant has made the requested revision.

Fees and Expenses of the Fund (applies to both Funds)

2.
Consider deleting the parenthetical statement “(as a percentage of the lower of the net asset value purchased on redemption)” after “Maximum deferred sales charge (load)” if the fund does not have any CDSC.

Response:  The Registrant has made the requested revision.

3.	Confirm in the response letter that the redemption fee is not more than 2%.

Response:  The Registrant confirms that each Fund’s redemption fee is 2%.

4.
Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in the footnote to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response:  The Registrant has included a copy of the fee waiver agreement with the Funds’ investment advisor, SilverPepper LLP (the “Advisor”), as an Exhibit to the Amendment.  The Registrant confirms that the term of the contractual waiver is at least one year.

5.	Disclose the termination date of the fee waiver agreement pursuant to 3(d)( e) of Form N-1A, in the notes to the Fees and Expenses table.

Response:  The Registrant has made the requested revision.

Tax Information (applies to both Funds)

6.
Delete or move the statement “The Fund will report items of income, return of capital and gain or loss to you through Form 1099” from the Summary section as this is not required under Item 7 of Form N1-A.

Response:  The Registrant has deleted the statement.

Fees and Expenses of the Fund –Global Macro Fund

7.	Show “Subsidiary expenses” as a sub-category under “Other expense”.

Response:  The Registrant has made the requested revision.

Principal Investment Strategies –Global Macro Fund

8.	With the phrase “global” in the Fund name, please disclose:
•	The percentage of non-U.S. securities the Fund invest, it should be at least 40%.
•	That “the Fund allocates its assets among various regions and countries, including the U.S. but in no less than three different countries.”

Response:  The Registrant has added the disclosure “Under normal market conditions, the Fund will invest at least 40% of its net assets in investments of issuers organized, headquartered or doing a substantial amount of business outside the United States, including investments exposed to such issuers, and the Fund will invest in or have investments exposed to a minimum of three countries.”

9.
Add an 80% test for commodities, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).  Please contact Ms. Dubey with Registrant’s proposed response to this item.

Response:  The Registrant notified Ms. Dubey via telephone on August 6, 2013 of the Fund changing its name to the “SilverPepper Commodity Strategies Global Macro Fund”.  In addition, the Fund respectfully submits that Rule 35d-1 does not require it to implement an 80% test for commodities.  In particular, as the staff has explained, the Rule 35d-1 80% test is not applicable when a fund’s name refers to a type of investment strategy or objective rather than a specific type of investment.  For example, in the response to question 9 in the staff’s FAQ on Rule 35d-1, the staff stated that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”  The Fund submits that its name clearly conveys that it is pursuing an investment strategy relating to commodities-based programs (which can comprise multiple types of investment assets – e.g., stocks, bonds, currencies) rather than investing solely in a specific type of asset.

The Fund further respectfully submits that an investor would not be misled by its name to believe that the Fund was investing at least 80% of its assets in commodity based or any other specific type of asset.  As clearly disclosed in the Fund’s prospectus and SAI, the Fund will generally only make its commodity-related investments through its Subsidiary and will only invest up to 25% of its assets in the Subsidiary in order to comply with the tax requirements that registered investment companies must satisfy to be treated as regulated investment companies (“RICs”) for tax purposes.  The Fund thus could not possibly follow an 80% test with respect to commodity-related investments and still qualify as a RIC for tax purposes.  Nevertheless, the Fund believes it is important that its name convey the fact that it pursues an investment strategy involving a commodities-based program, because the Fund’s adviser believes that, under normal market conditions, the majority of the Fund’s performance will be attributable to the portion of its portfolio invested in commodities and commodity-related investments through the Subsidiary.

Indeed, the inapplicability of Rule 35d-1 to commodity funds appears to have been accepted many times by the staff.  There are a number of other mutual funds in the marketplace with “managed futures,” “futures,” “commodity” or “commodities” included in the fund names that do not appear to comply with an 80% test pursuant to Rule 35d-1.  In that regard, please see the prospectuses for the following funds:  Altegris Managed Futures Strategy Fund (a series of Northern Lights Fund Trust), AQR Managed Futures Strategy Fund (a series of AQR Funds), Commodities Return Strategy Portfolio (a series of Northwestern Mutual Series Fund, Inc.), Credit Suisse Commodity Return Strategy Fund, Equinox Market Neutral Commodity Strategy Fund (a series of Equinox Funds Trust), Jefferies Asset Management Commodity Strategy Allocation Fund (a series of Financial Investors Trust), LoCorr Managed Futures Strategy Fund (a series of LoCorr Investment Trust), and Princeton Futures Strategy Fund (a series of Northern Lights Fund Trust).  Applying Rule 35d-1 to the Fund would in effect require the Fund to remove “Commodities-Based” from its name.  In light of the many other funds in the marketplace with similar names, management of the Fund believes this would place the Fund at a competitive disadvantage.

10.	1st paragraph on pg. 4, add disclosure to clarify types of stocks (i.e., common, preferred etc.) and the credit quality and maturity of bond that the Fund may invest.

Response:  The Registrant has made the requested revisions.

11.	2nd paragraph on pg. 4, revise the disclosure to be in plain English.

Response:  The Registrant has made the requested revisions.

12.
Confirm in the response letter whether the Fund’s derivatives positions will count towards the Fund’s 80 percent policy, please confirm that the notional values of those positions will not be used to satisfy that policy.

Response:  The Registrant believes that its decision not to have a policy of investing 80% of its assets in a particular type of investments will address this comment.

General Comments Related to the Cayman Subsidiary

13.	Confirm how the Fund will account for the Cayman Subsidiary. For example, will the Cayman Subsidiary’s financial statements be consolidated within the Fund’s financial statements?

Response:  The Registrant confirms that the wholly-owned Cayman Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.

14.	Confirm that all the Cayman Subsidiary expenses are included in the “Fees and Expenses” table.

Response:  The Registrant confirms that the all the expenses for the Cayman Subsidiary are included in the “Fees and Expenses” table.

15.	Confirm that the Board of Directors of the Subsidiary will sign the Registration Statement and all post-effective amendments related to the Fund.

Response:  The Registrant confirms that the Board of Directors of the Cayman Subsidiary will sign the Registration Statement and all post-effective amendments related to the Fund.

16.	Confirm that the Cayman Subsidiary will file consent to service of process and will consent to examination of its books and records.

Response:  The Registrant confirms that the Cayman Subsidiary will file consent to service of process and will consent to examination of its books and records.

17.	Confirm that the Cayman Subsidiary will have the same custodian and independent auditor as the Fund.

Response:  The Registrant confirms that the Cayman Subsidiary will have the same custodian and independent auditor as the Fund.

18.	Confirm the Fund’s Cayman subsidiary (the “Subsidiary”) will comply with the 1940 Act, including the following provisions:

•	Section 8 (the Subsidiary must have policies complying with Section 8),
•	Section 15 (each of the advisor and sub-advisor’s advisory contract complies with Section 15),
•	Section 17, and
•	Section 18 (the Subsidiary and the Fund complies with Section 18 on an aggregate basis)

Response:  The Fund hereby confirms that the Subsidiary will comply with the relevant provisions of the 1940 Act including the Sections enumerated above.  With respect to Section 8, by the time the Fund commences operations the Subsidiary will have adopted resolutions pursuant to which it has approved and agreed to be subject to the Fund’s investment restrictions and other policies as set forth in the Amendment (and will comply with such restrictions and policies including Section 18, on a consolidated basis with the Fund).  In accordance with Section 15, the Board of Trustees of the Trust has reviewed and approved the advisory agreement between the Advisor and the Subsidiary and the sub-advisor agreement at an in-person meeting.

19.	Confirm that the Cayman Subsidiary will comply with all the 1940 Act requirements along with the Fund

Response:  The Fund hereby confirms that the Cayman Subsidiary and the Fund will comply with the relevant provisions of the 1940 Act.

20.	Include, as an exhibit to the Amendment, a copy of the Subsidiary’s advisory and sub-advisory agreements.

Response: The Registrant has included a copy of the Subsidiary’s advisory and sub-advisory agreements as Exhibits to the Amendment.

21.	Confirm that the advisory fee will not be calculated using the notional value of derivatives.

Response:  The Registrant confirms that the Fund and the Subsidiary will not use the notional value of derivatives in calculating advisory fees payable to the Funds’ advisor.

Principal Risks of Investing – Global Macro Fund

22.	Consider adding small/mid cap company risks.

Response:  The Registrant has made the requested change.

23.	Consider adding “junk bond” risks.

Response:  The Registrant has received confirmation from the Funds’ advisor and added disclosure that the Fund invests in investment-grade fixed income securities.

24.
Liquidity Risk states that the Fund may not be able to “sell all” of the investments, explain how the Fund intends to comply with the 1940 Act restriction of not investing more 15% of its net assets in illiquid securities.

Response:  The Registrant has revised the statement by removing the phrase “or all”.

25.	Revise or shorten “Tax Risk” disclosure or move some of the disclosures to the back section of the Prospectus.

Response:  The Registrant has made the requested revision.

26.	Explain the Fund’s basis of determining income derived from the Cayman Subsidiary to be “qualifying income” under IRC. Confirm if a legal opinion regarding the tax treatment has been obtained.

Response:  To qualify for the tax treatment available to regulated investment companies under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund must derive at least 90% of its gross income for each taxable year from sources treated as “qualifying income.”  Income derived from direct investments in commodities is not “qualifying income.”  The IRS has issued private letter rulings concluding that income derived by a regulated investment company from a wholly owned subsidiary, such as the Cayman Subsidiary, that invests in commodities and commodity-linked derivatives constitutes “qualifying income.”  Each of these private letter rulings applies only to the taxpayer that requested it and may not be used or cited as precedent.

The Fund has not applied for or received such a ruling from the IRS, and has not determined whether to seek such a ruling if the IRS were to resume issuing such rulings.  The Fund intends to take the position that income from its investments in the Cayman Subsidiary will constitute “qualifying income,” even though the Cayman Subsidiary may not distribute all of its income and gains that are included in the Fund’s income for U.S. federal income tax purposes.  The Fund has not sought an opinion of the Fund’s counsel regarding this position.

27.	In light of the risk factor entitled “Short Sales Risk,” confirm that “short sale expenses” is 0.01% of less.

Response:  The Registration has confirmed with the Funds’ advisor that it does not expect expenses related to short sales to be more than 0.01%.

Fees and Expenses of the Fund –Merger Arbitrage Fund

28.	Remove the “2” next to “All other expense” since it’s not applicable.

Response:  The Registration has made the requested revision.

Principal Investment Strategies –Merger Arbitrage Fund

29.
Revise the statement “Merger arbitrage is an “event-driven” investment strategy” to clarify that merger arbitrage is only one type of “event” in the broader “event-driven” strategy.  In addition, add disclosure that the Fund will engage primarily in merger arbitrage investments.

Response:The Registrant has removed the statement “Merger arbitrage is an “event-driven” investment strategy” and added disclosure that “Under normal market conditions, the Merger Arbitrage Fund will primarily invest using merger arbitrage strategies.”

30.	Add disclosure to clarify types of stocks (i.e., common, preferred etc.) that the Fund may invest.

Response:  The Registration has made the requested revision.

31.	Add disclosure describing how the Fund will achieve its investment objective of capital appreciation.

Response:  The Fund’s advisor believes the statement “The typical merger-arbitrage strategy seeks to generate a return by purchasing the stock of the target company while shorting the stock of the acquiring company. The purpose of the strategy is to profit by earning the “spread,” or difference in price between…” address this comment.

32.	4th paragraph on pg. 13, revise “…. prefer investing in mergers or acquisitions…” to “will primarily invest”

Response:  The Registration has made the requested revision.

33.
7th paragraph on pg. 13, revise to clarify if ADRs is included in equity securities that the Fund will primarily invests.  In addition, there were no disclosure of investing in ADRs in the back section (Item 9 of Form N-1A) of the Prospectus, please clarify whether the Fund will invest in ADRs.

Response:  The Registration has made the requested revision.

Principal Risks of Investing – Merger Arbitrage Fund

34.	Consider adding “micro-cap” risk in light of the statement that the Fund may invest in deals of $100 million in size.

Response:  The Registration has made the requested revision.

35.	Confirm that the advisory fee will not be calculated using the notional value of derivatives.

Response:  The Registrant confirms that the Fund will not use the notional value of derivatives in calculating advisory fees payable to the Funds’ advisor.

Principal Risks Common to Both Funds

36.
Please acknowledge that the Fund has considered the staff’s letter to the Investment Company Institute dated July 30, 2010 regarding derivatives-related disclosures by investment companies (the “ICI Derivatives Letter”).

Response:  The Fund has considered the ICI Derivatives Letter in connection with preparing its derivatives-related disclosures in the Amendment.

37.
With respect to “Asset Segregation”, confirm that the cash-settled daily mark-to-market values will be used to segregate assets only for those contracts that are contractually required to be cash settled.

Response:  The Registrant confirms that it will use the cash-settled daily mark-to-market values to segregate assets only for those contracts that must settle for cash.

Principal Risks of Global Macro Fund

38.	Remove the last sentence referencing municipal bonds in “Credit Risk”.

Response:  The Registration has made the requested revision.

Management of the Funds

39.	Page 32, add “sub-advisory” to the statement “A discussion regarding the basis for the Board’s approval of each Advisory Agreement ….”.

Response:  The Registration has made the requested revision.

40.	Disclose the address of each sub-advisor pursuant to Item 10(a)(1)(i) of Form N-1A.

Response:  The Registration has made the requested revision.

Prior Performance for Similar Accounts Managed by Galtere

41.	Confirm that Ms. Haugerud is primarily responsible for the investment decisions of the Fund as well as the private fund since its inception.

Response:  The Registrant has confirmed with the Funds’ advisor that Ms. Haugerus is primarily responsible with making investment decisions for the private fund since its inception and will be primarily responsible for making investment decisions for the Fund.

42.	1st paragraph, second last sentence, replace “Ms. Haugerud” with “Galtere” and add the term “strategies” to “…investment policies and restrictions substantially similar …”

Response:  The Registration has made the requested revision.

43.
Page 33, last paragraph add disclosure that the private fund’s returns presented are net of all fees and expenses.  In addition, briefly describe how the method of calculating the private fund’s return performance differs from the SEC method of calculating total return performance for registered investment companies.  These comments also apply to the “Prior Performance for Similar Account Managed by Glenfinnen” section.

Response:  The Registration has made the requested revision.

44.	Note 3 to the performance table, revise to state that the “Returns are net of all fees and expenses …” and sales loads if any.

Response: The Registrant has added “net of all fees and expenses” to the statement.  The Registrant has confirmed with the Funds’ advisor that the private fund does not have sales loads.

45.
In light of the statement that a real asset investment is available to the private fund but not to the Fund, explain how the private fund is substantially similar to the Fund or alternatively, remove all performance for periods 2008 to present.

Response: The Fund’s Sub-Adviser has confirmed that the investment objective and investment policies, strategies and restrictions of the Galtere Private Fund are substantially the same as those of the Fund.  The Galtere Private Fund and the Fund are managed by the same portfolio manager, who uses the same global macro investment style to implement investment themes, and employs the same micro analysis of investment opportunities by analyzing an array of investment instruments across multiple asset classes--stocks, bonds, currencies, and commodities--as a way to identify investment opportunities being affected by changes in commodity prices.  Although the Fund will not be able to participate in the agricultural real estate investment in which the Galtere Private Fund invested, the Sub-Adviser may attempt to replicate in the Fund the Galtere Private Fund’s exposure to agricultural real estate using securities in which the Fund is permitted to invest.  Furthermore, the real estate investment comprised a small portion of the Galtere Private Fund’s assets (approximately 1.7% at the time of investment), and the Adviser and Sub-Adviser have represented that the difference in annualized returns for the portion of the Galtere Private Fund invested in the real estate investment (1.08%) and the portion that did not invest in the real estate investment (0.91%) for the four-year period ended December 31, 2012, is very small (0.17%).

Prior Performance for Similar Account Managed by Glenfinnen

46.
1st paragraph, third sentence revise to state that Mr. O’Brien is “primary” responsible for management of the private fund and “primary responsible” for the management of the Fund.  In addition, confirm that Mr. O’Brien is primarily responsible for the management of the private funds’ since their inception.

Response:  The Registration has made the requested revision.  The Registrant has confirmed with the Funds’ advisor that Mr. O’Brien is primary responsible for management of the private funds since their inception.

47.	1st paragraph, second last sentence, replace “Mr. O’Brien” with “Glenfinnen” and add the term “strategies” to “…investment policies and restrictions substantially similar …”

Response:  The Registration has made the requested revision.

48.	Note 3 to the performance table, revise to state that the “Returns are net of all fees and expenses …” and sales loads if any.

Response: The Registrant has added “net of all fees and expenses” to the statement.  The Registrant has confirmed with the Funds’ advisor that the private funds do not have sales loads.

Share Price

49.	The first paragraph states that “Each Fund’s NAV is typically calculated as of the close of regular trading…” Please delete the term “typically”.

Response:  The Registrant has made the requested revision.

50.	State the method that the Funds typically use to value Fund shares before using fair value pricing.

Response:  The Registrant has added the following statement to the beginning of the second paragraph: “The Funds’ securities generally are valued at market price.  Securities will be valued at fair value when market quotations are not readily available.”

Payment of Redemption Proceeds

51.
The second paragraph states that in certain circumstances the Funds may suspend the right to redeem shares    ”  Redemption requests may not be denied - only delayed.  Revise disclosure to clarify that redemptions will not be denied.

Response:  The Registrant has amended the disclosure under “Payment of Redemption Proceeds” as follows:

“If you purchase shares using a check and request a redemption before the check has cleared, the Funds may postpone payment of your redemption proceeds up to 15 business days while the Funds wait for the check to clear.”

Other Redemption Information

52.
The second paragraph states “However, under unusual conditions that make the payment of cash unwise (and for the protection of the Fund’s remaining shareholders), the Fund may pay all or part of a shareholder’s redemption proceeds in liquid securities with a market value equal to the redemption price (redemption-in-kind)”.  Clarify what does “unwise” mean or revise the statement.

Response:  The Registrant has revised the statement as follows:

“However, under unusual conditions, the Funds may pay all or part of a shareholder’s redemption proceeds in liquid securities with a market value equal to the redemption price (redemption-in-kind) in lieu of cash in order to protect the interests of the Funds’ remaining shareholders.”

Tools to Combat Frequent Trading

53.	States a 2% redemption fee but no redemption fee shown on the “Fees and Expenses” tables, add the redemption fee on each Fund’s “Fees and Expenses” table.

Response:  The Registrant has added 2% as the redemption fee on the Funds’ “Fees and Expenses” tables.

General Transaction Policies

54.	In the second bullet point, please clarify that shareholders can still redeem through other means if telephone redemptions are not available.

Response:  The Registrant has revised the disclosure to clarify that if redemption by telephone is not available, a shareholder may send its redemption order to the Fund via regular or overnight delivery.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Strategies and Policies

55.
Update the title to include Risks – “Investment Strategies, Policies and Risks”.  In addition, the disclosure under this section should distinguish by principal investment strategies, policies and risks and other investment strategies, policies and risks.

Response:  The Registrant has updated the title to reflect “Risks” and sorted the section by principal and non-principal investment strategies, policies and risks.

Derivatives

56.	With respect to credit default swaps, confirm that the Funds will segregate assets based on the notional values of the credit default swap if the Funds are selling protection.

Response:  The Registrant has confirmed with the Funds’ advisor that the Funds will not be seller of credit default swaps.  Accordingly, the Registrant has revised disclosures to state the Fund “will only be a buyer” in credit default swaps.

Investment Restrictions

57.
Page B-29, item 3, revise the statement “…provided that 25% or more of the Commodities-Based Global Macro Fund’s total assets may be exposed …” to specify or list the types of commodities that the Fund will concentrate.  A fund may not reserve the freedom to concentrate.

Response:  The Registrant has removed the statement.

Compensation

58.	Disclose the three highest paid officers of the Funds pursuant to Item 17(c) of Form N-1A.

Response:  The officers of the Trust are not compensated by the Funds.  In order to address the Staff’s concern, the Registrant has added the following clarifying disclosure: “Officers of the Trust are not compensated for their services by the Funds.”

Sub-Advisors

59.	Disclose the name of any person who controls each sub-advisor pursuant to Item 19(a)(1) of Form N-1A.

Response:  The Registrant has made the requested revision.

Other Accounts Managed by Portfolio Managers

60.	Disclose the date of the information presented in the “Other Accounts Managed by the Portfolio Managers” tables pursuant to Instruction (1) to Item 20(a) of Form N-1A.

Response:  The Registrant has made the requested revision.

Portfolio Managers Compensation

61.	Please revise portfolio manager compensation disclosure in accordance with Instruction 3 to Item 20(b) of Form N-1A.

Response:  The Registrant has made the requested revision.

Portfolio Holdings Information

62.	Page B-46, 1st paragraph, please clarify the term “effective date” in the last sentence or use a different term.

Response:  The Registrant has revised the sentence to clarify that portfolio holding information will be available “no earlier than five days after the date of such information”.

Shareholder In-Kind Distributions

63.	Please indicate whether there is a provision in the confidentiality agreement with the shareholder to not trade based on the non-public portfolio holding information received.

Response:  The Registrant has added the following phrase to the last sentence of the paragraph: “… and not to trade portfolio securities based on the non-public holding information.”

Purchase and Redemption of Fund Shares

64.
The second paragraph under this section states that “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders; or (iv) to ensure a recent purchase made by check clears.”  Item (iv) of the statement does not conform to Section 22(e) of the Investment Company Act of 1940, as amended.  Please revise item (iv) to clarify that the redemption request will only be postponed.

Response:  The Registrant has revised the statement as follows: “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than seven calendar days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted;  (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; or (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders.  In addition, if you purchase shares using a check and request a redemption before the check has cleared, the Fund may postpone payment of your redemption proceeds up to 15 days while the Fund waits for the check to clear.”

************
The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Investment Managers Series Trust
Treasurer